SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: January 14, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from December 1, 2021 to December 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 14, 2022

[This is a translation of the Share Buyback Report for the period from December 1, 2021 to December 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of December 31, 2021)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month
(Date of repurchase)

December 1
December 2
December 3
December 6
December 7
December 8
December 9
December 10
December 13
December 14
December 15
December 16
December 17
December 20
December 21
December 22
	62,800 63,400 45,200 42,600 40,700 46,100 42,800 54,900 32,100 34,000 32,900 41,300 69,300 42,800 32,400 33,300	869,478,500 863,084,000 619,014,500 582,223,000 565,307,500 658,310,000 605,810,500 768,784,000 448,433,500 469,051,000 459,098,500 581,779,500 958,673,000 580,379,500 441,063,000 461,297,500
Total	― 716,600	9,931,787,500

Total number of shares repurchased as of the end of the reporting month	4,141,700	50,231,779,200
Progress of the repurchase (%)	16.57	25.12
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of December 31, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

December 1
December 2
December 3
December 6
December 7
December 8
December 9
December 10
December 13
December 14
December 15
December 16
December 17
December 20
December 21
December 22
December 23
December 24
December 28
47,187 1,207 3,700 87,000 40,949 1,600 11,500 18,801 204,259 12,100 1,400 33,201 400 1,301 3,700 502 7,400 401 1,000

322,369,315
8,245,910
25,277,438
594,361,380
279,752,921
10,930,784
78,565,010
128,443,544
1,395,444,381
82,664,054
9,564,436
226,820,600
2,732,696
8,888,094
25,277,438
3,429,533
50,554,876
2,739,528
6,831,740

Total	―	477,608	3,262,893,678
Total amount	477,608		3,262,893,678

3.	Status of Shares Held in Treasury
(as of December 31, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	21,575,685

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